UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sunlight Financial Holdings Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

86738J106

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Spartan Acquisition Sponsor II LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
17,237,241

9. Sole Dispositive Power

10. Shared Dispositive Power
17,237,241

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,237,241
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
18.2%
14. Type of Reporting Person
OO

1. Names of Reporting Persons.
AP Spartan Energy Holdings II, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
17,237,241

9. Sole Dispositive Power

10. Shared Dispositive Power
17,237,241

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,237,241
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
18.2%
14. Type of Reporting Person
PN

1. Names of Reporting Persons.
Apollo ANRP Advisors III, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
17,237,241

9. Sole Dispositive Power

10. Shared Dispositive Power
17,237,241

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,237,241
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
18.2%
14. Type of Reporting Person
FI

1. Names of Reporting Persons.
Apollo ANRP Capital Management III, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
17,237,241

9. Sole Dispositive Power

10. Shared Dispositive Power
17,237,241

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,237,241
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
18.2%
14. Type of Reporting Person
OO

1. Names of Reporting Persons.
APH Holdings, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
17,237,241

9. Sole Dispositive Power

10. Shared Dispositive Power
17,237,241

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,237,241
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
18.2%
14. Type of Reporting Person
PN

1. Names of Reporting Persons.
Apollo Principal Holdings III GP, Ltd.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
17,237,241

9. Sole Dispositive Power

10. Shared Dispositive Power
17,237,241

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,237,241
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
18.2%
14. Type of Reporting Person
FI

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Sunlight Financial Holdings Inc., a Delaware corporation (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 101 N. Tryon Street, Suite 1000, Charlotte, NC 28246.

ITEM 2. IDENTITY AND BACKGROUND

This Statement on Schedule 13D is filed jointly by (i) Spartan Acquisition Sponsor II LLC (the “Sponsor”), (ii) AP Spartan Energy Holdings II, L.P. (“AP Spartan”), (iii) Apollo ANRP Advisors III, L.P. (“ANRP Advisors”), (iv) Apollo ANRP Capital Management III, LLC (“ANRP Capital Management”), (v) APH Holdings, L.P. (“APH Holdings”), and (vi) Apollo Principal Holdings III GP, Ltd. (“Principal Holdings III GP”). The foregoing are referred to herein collectively as the “Reporting Persons.”

The shares of Class A Common Stock reported as beneficially owned are held of record by the Sponsor. AP Spartan is the sole member of the Sponsor. ANRP Advisors is the general partner of AP Spartan. ANRP Capital Management is the general partner of ANRP Advisors. APH Holdings is the sole member of ANRP Capital Management. Principal Holdings III GP is the general partner of APH Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Principal Holdings III GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The address of each of the Sponsor and AP Spartan is 9 West 57th Street, 43rd Floor, New York, New York 10019. The address of each of ANRP Advisors and Principal Holdings III GP is c/o Walkers Corporate Limited; Cayman Corporate Centre; 27 Hospital Road; George Town; Grand Cayman KY1-9008. The address of each of ANRP Capital Management and APH Holdings is One Manhattanville Road, Suite 201, Purchase, New York, 10577.

Each of ANRP Advisors and Principal Holdings III GP is organized in the Cayman Island. Each of ANRP Capital Management, APH Holdings, Sponsor and AP Spartan is organized in Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Class A Common Stock to which this Schedule 13D relates was acquired by the Reporting Persons in connection with a business combination (the “Business Combination”) pursuant to a Business Combination Agreement, dated as of January 23, 2021 (the “Business Combination Agreement”), by and among the Issuer (f/k/a Spartan Acquisition Corp. II (“Spartan”)), SL Invest I Inc. (“MergerCo1”), SL Invest II LLC (“MergerCo2”), SL Financial Investor I LLC (“Holdings I”), SL Financial Investor II LLC (“Holdings II”), SL Financial Holdings Inc. (“Spartan Sub”), SL Financial LLC (“OpCo Merger Sub” and collectively with MergerCo1, MergerCo2, Holdings I, Holdings II and Spartan Sub, the “Spartan Subsidiaries”), Sunlight Financial LLC (“Sunlight”), FTV-Sunlight, Inc. (“FTV Blocker”), and Tiger Co-Invest B Sunlight Blocker LLC (“Tiger Blocker,” and collectively with FTV Blocker, the “Blockers”). The Business Combination closed on July 9, 2021 (the “Closing Date”).

In connection with the entry into the Business Combination Agreement, but effective immediately prior to the closing of the Business Combination (the “Closing”), Spartan, the Sponsor, and the other holders of the Founder Shares (defined below) entered into the Founders Stock Agreement (the “Founders Stock Agreement”), pursuant to which, among other things, subject to and effective immediately prior to the Closing, the Sponsor agreed to surrender up to 25% of the Founder Shares held by the Sponsor (at a 1:4 ratio to the percentage, if any, of redemptions by holders of Class A Common Stock); provided that no such surrender will occur unless more than 5% of the outstanding shares of Class A Common Stock are actually redeemed by Spartan. As a result, an aggregate of 1,187,759 of the Founder Shares were surrendered to Spartan for cancellation. After giving effect to the forfeiture contemplated by the Founders Stock Agreement, each outstanding share of the Company’s Class B common stock, par value $0.0001 per share (“Founder Shares” or “Class B Common Stock”), was converted into a share of Class A Common Stock on a one-for-one basis and the Founder Shares ceased to exist.

As of the Closing Date and after forfeiture of 1,187,759 of the Founder Shares pursuant to the Founders Stock Agreement, the Sponsor owned an aggregate of 7,337,241 shares of Class A Common Stock and 9,900,000 private placement warrants.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

All of the shares of Common Stock that are held of record by the Sponsor and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Founders Stock Agreement, Investor Rights Agreement, and Amendment to Letter Agreement, each defined and described below in Item 6 and included hereto as Exhibits B, C, and D, respectively. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law and the Founders Stock Agreement, Investor Rights Agreement, and Amendment to Letter Agreement. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Class A Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	17,237,241
Sole Dispositive Power	0
Shared Dispositive Power	17,237,241

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Class A Common Stock outstanding is 18.2%, based on a total of 84,815,297 shares of Class A Common Stock issued and outstanding as of November 8, 2021, as reported in the Issuers’ quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2021.

The Sponsor disclaims beneficial ownership of all shares of Common Stock included in this report other than the shares of Common Stock held of record by the Sponsor, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose. AP Spartan, ANRP Advisors, ANRP Capital Management, APH Holdings, Principal Holdings III GP, and Messrs. Joshua Harris, Marc Rowan, Scott Kleinman and James Zelter, the managers, as well as executive officers, of Principal Holdings III GP, each disclaim beneficial ownership of all the shares of Common Stock included in this report, except to the extent of any pecuniary interest therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) & (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Founders Stock Agreement

In connection with the entry into the Business Combination Agreement, but effective immediately prior to the Closing, Spartan, the Sponsor, and the other holders of the Founder Shares entered into the Founders Stock Agreement, pursuant to which, among other things, subject to and effective immediately prior to the Closing, the Sponsor agreed to surrender up to 25% of the Founder Shares held by the Sponsor (at a 1:4 ratio to the percentage, if any, of redemptions by holders of Class A Common Stock); provided that no such surrender will occur unless more than 5% of the outstanding shares of Class A Common Stock are actually redeemed by Spartan. As a result, an aggregate of 1,187,759 of the Founder Shares were surrendered to Spartan for cancellation. After giving effect to the forfeiture contemplated by the Founders Stock Agreement, each outstanding share of the Company’s Class B common stock, par value $0.0001 per share, was converted into a share of Class A Common Stock on a one-for-one basis and the Founder Shares ceased to exist.

The foregoing description of the Founders Stock Agreement does not purport to be complete and is qualified in its entirety by the full text of the Founders Stock Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

Investor Rights Agreement

On the Closing Date, Spartan, the Sponsor, Tiger Blocker Holder and Tiger Infrastructure Partners Sunlight Feeder LP (“Tiger IPSF” and together with Tiger Blocker Holder, collectively “Tiger”), FTV Blocker Holder and certain holders party thereto (together with Tiger and FTV Blocker Holder, the “IRA Holders”), entered into the Investor Rights Agreement, dated July 9, 2021 (the “Investor Rights Agreement”) pursuant to which, among other things, (i) that certain Registration Rights Agreement, dated November 24, 2020, was terminated, (ii) Tiger and FTV Blocker Holder agreed to the same lock-up restrictions applicable to the Sponsor and the board of directors and management team of Spartan (as described below) and (iii) Spartan agreed that, within thirty (30) calendar days after the Closing, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the IRA Holders, and the Company will use its reasonable best efforts to have such registration statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, pursuant to the Investor Rights Agreement, Tiger and FTV Blocker Holder can demand up to three underwritten offerings in the aggregate and the Sponsor can demand up to one underwritten offering. Each IRA Holder will be entitled to customary piggyback registration rights.

Furthermore, pursuant to the Investor Rights Agreement, the board of directors of the Company consists of nine directors, divided into three classes serving staggered three-year terms, and the Company is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the following nominees to be elected to serve as directors on its board of directors:

•	if the Sponsor and its affiliates collectively beneficially own at least 50% of the number of shares of Class A Common Stock and Class C Common Stock (collectively, “Common Stock”) as such persons owned immediately following the Closing, one nominee designated by the Sponsor;

•	if FTV Blocker Holder and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such persons owned immediately following the Closing, one nominee designated by FTV Blocker Holder; and

•	if Tiger and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such persons owned immediately following the Closing, one nominee designated by Tiger.

In addition, for as long as the Sponsor, FTV Blocker Holder or Tiger maintains its nomination rights described above, under the Investor Rights Agreement, such person also has the right to appoint an observer to attend meetings of the board of directors of the Company, subject to customary limitations.

The foregoing description of the Investor Rights Agreement is a summary only and is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

Amendment to Letter Agreement

In connection with the entry into the Business Combination Agreement, but effective upon the Closing, Spartan, the Sponsor and each member of the board of directors of Spartan (the “Pre-Closing Spartan Board”) entered into the Letter Agreement Amendment, dated as of January 23, 2021 (the “Letter Agreement Amendment”), which amended that certain letter agreement, dated as of November 24, 2020, by and among Spartan, the Sponsor and each member of the Pre-Closing Spartan Board (the “Letter Agreement”), to modify the lock-up restrictions set forth in the Letter Agreement as follows:

•	80% of the Founder Shares (including any shares of Class A Common Stock issued in respect of the conversion of such Founder Shares upon the Closing) held by it, him or her will be subject to lock-up transfer restrictions until the one-year anniversary of the Closing, or earlier, if, subsequent to the Closing, (i) the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period commencing at least 150 days after the Closing or (ii) Spartan consummates a transaction which results in all of Spartan’s stockholders having the right to exchange their shares of Class A Common Stock and Class B Common Stock for cash, securities or other property; and

•	20% of the Founder Shares (including any shares of Class A Common Stock issued in respect of the conversion of such Founder Shares upon the Closing) held by it, him or her will be subject to lock-up transfer restrictions until the six-month anniversary of the date of the Closing, or earlier, if, subsequent to the Closing, (i) the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period ending at least 90 days after the Closing (ii) Spartan consummates a transaction which results in all of Spartan’s stockholders having the right to exchange their shares of Class A Common Stock and Class B Common Stock for cash, securities or other property.

The foregoing description of the Letter Agreement Amendment is a summary only and is qualified in its entirety by reference to the Letter Agreement Amendment, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
Exhibit A	Business Combination Agreement, dated as of January 23, 2021, by and among Spartan, the Spartan Subsidiaries, FTV Blocker, Tiger Blocker and Sunlight (incorporated by reference to Exhibit 2.1 to Spartan’s Current Report on Form 8-K, filed with the SEC on January 25, 2021).
Exhibit B	Founders Stock Agreement, dated January 23, 2021 by and between Spartan, the Sponsor and the initial stockholders (incorporated by reference to Exhibit 10.1 to the Spartan’s Current Report on Form 8-K (File No. 001-39739) filed with the SEC on January 25, 2021).
Exhibit C	Investor Rights Agreement, dated July 9, 2021, by and among the Company, and certain stockholders and equityholders of the Company (incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 15, 2021).
Exhibit D	Letter Agreement Amendment, dated January 23, 2021 among Spartan, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.2 to the Spartan’s Current Report on Form 8-K (File No. 001-39739) filed with the SEC on January 25, 2021).
Exhibit E	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

SPARTAN ACQUISITION SPONSOR II LLC

	By:	AP Spartan Energy Holdings II, L.P.,
its sole member

		By:	Apollo ANRP Advisors III, L.P.,
its general partner

			By:	Apollo ANRP Capital Management III, LLC,
its general partner

				By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

AP SPARTAN ENERGY HOLDINGS II, L.P.

By:	Apollo ANRP Advisors III, L.P.,
its general partner

	By:	Apollo ANRP Capital Management III, LLC,
its general partner

		By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

APOLLO ANRP ADVISORS III, L.P.

By:	Apollo ANRP Capital Management III, LLC,
its general partner

	By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

APOLLO ANRP CAPITAL MANAGEMENT III, LLC

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

APH HOLDINGS, L.P.

By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

	By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers, managers and directors of Principal Holdings III GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Principal Holdings III GP

The managers, directors and principal executive officers of Principal Holdings III GP are Marc Rowan, Josh Harris, Scott Kleinman, and James Zelter. The principal occupation of each of Messrs. Rowan, Harris, Kleinman, and Zelter is to act as executive officer, manager and director of Principal Holdings III GP and other related investment managers and advisors.

None of Messrs. Rowan, Harris, Kleinman, and Zelter effected any transactions in the Common Stock during the past 60 days.

The business address of each of Messrs. Rowan, Harris, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Messrs. Rowan, Harris, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Harris, Kleinman, and Zelter disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.

EXHIBIT E

JOINT FILING AGREEMENT

Sunlight Financial Holdings Inc.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing.  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 9, 2022.

SPARTAN ACQUISITION SPONSOR II LLC

	By:	AP Spartan Energy Holdings II, L.P.,
its sole member

		By:	Apollo ANRP Advisors III, L.P.,
its general partner

			By:	Apollo ANRP Capital Management III, LLC,
its general partner

				By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

AP SPARTAN ENERGY HOLDINGS II, L.P.

By:	Apollo ANRP Advisors III, L.P.,
its general partner

	By:	Apollo ANRP Capital Management III, LLC,
its general partner

		By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

APOLLO ANRP ADVISORS III, L.P.

By:	Apollo ANRP Capital Management III, LLC,
its general partner

	By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

APOLLO ANRP CAPITAL MANAGEMENT III, LLC

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

APH HOLDINGS, L.P.

By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

	By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President